[REGIONS LETTERHEAD]

June 9, 2009

Mr. Todd K Schiffman

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:   Regions Financial Corporation

Amendment No. 2 to Registration Statement on Form S-4

filed June 4, 2009

and Documents Incorporated by Reference

File No. 333-159353

Dear Mr. Schiffman:

Set forth below are our responses to your comments contained in your letter of comment, dated June 8, 2009, addressed to me regarding your review of Amendment No. 2 to Regions Financial Corporation’s (“Regions” or the “Company”) Registration Statement on Form S-4, filed June 4, 2009, and documents incorporated by reference. Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the letter of comment referenced above. Additional disclosure is included in italics. Where applicable, our responses indicate the additions or revisions we included in Amendment No. 3 to the above-referenced Registration Statement on Form S-4 filed on the date hereof (“Amendment No. 3”), Amendment No. 2 on Form 10-Q/A to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed on the date hereof and our Current Report on Form 8-K filed on the date hereof.

Form S-4/A filed June 4, 2009

General

1.	We note your response to comment 11 in our letter dated June 1, 2009. In your response, you state that if the Exchange Offer is fully subscribed, you believe that it will fulfill your remaining capital requirement under the SCAP. The disclosure in the “Recent Developments” section, however, does not include this statement. Please revise the “Recent Developments” section, and throughout the prospectus as appropriate, to clarify this point.

We have revised the prospectus in accordance with the Staff’s comments.

Mr. Todd K Schiffman

Securities and Exchange Commission

Non-GAAP Financial Measures, page 20

2.	We have reviewed your response and revised disclosures to comment 7 in our letter dated June 1, 2009. Since tangible common equity is considered an internally derived non-GAAP measure and the measure is not codified by your banking regulators, please revise to specifically disclose the fact that other entities may calculate this non-GAAP measure differently than your disclosed calculation.

We have revised the prospectus in accordance with the Staff’s comments.

Exhibit 8.2

3.	It appears that the tax opinion of Alston & Bird LLP, which the company incorporates by reference, was filed on April 30, 2007, not April 27, 2007. Please revise accordingly.

We have revised the reference in the exhibit list in accordance with the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2008

General

4.	We have reviewed your response and proposed disclosure to comment 2 in our letter dated May 20, 2009. Paragraph 28 of SFAS 142 lists the various factors that should be considered when determining whether goodwill of a reporting unit should be tested for impairment between annual tests. In your proposed disclosure you list several of these factors and state that as there had been no significant changes since the year-end evaluation you concluded that goodwill was not impaired. Your conclusion, that goodwill was not impaired, suggests that you performed the two-step impairment test discussed in paragraphs 19-22 of SFAS 142. Therefore, please revise your proposed future filing disclosure to state, if true, that based on your evaluation of the indicators of impairment, you concluded that quantitative testing of each reporting unit was not required as of the interim reporting date.

Provided the results of our future analysis indicate no impairment, we will revise future filings to include the following disclosure and update as necessary those factors assessed:

We have assessed the indicators of impairment as of             , 20[09], and through the date of the filing of our Quarterly Report on Form 10-Q for the quarter ended             , 20[09], noting that there had been no significant changes since the year-end evaluation. The indicators we assessed included:

•	Recent operating performance,

Mr. Todd K Schiffman

Securities and Exchange Commission

•	Changes in market capitalization,

•	Regulatory actions and assessments,

•	Changes in the business climate (including legal factors and competition),

•	Company specific factors (including changes in key personnel, asset impairments, and business dispositions), and

•	Trends in the banking industry.

Therefore, we have concluded that, based on the assessment of the indicators above, quantitative testing of goodwill was not required at             , 20[09].

5.	We have reviewed your response and proposed disclosure to comment 3 in our letter dated May 20, 2009. Please address the following:

a.	Please revise your proposed future filing disclosure to disclose the specific discount rate used in determining the fair value of your preferred stock.

We agree to revise future filings to disclose the following:

Regions performed a discounted cash flow analysis to value the preferred stock. For purposes of this analysis, Regions assumed that the preferred stock would most likely be redeemed five years from the valuation date based on optimal financial budgeting considerations. Regions used the Bloomberg USD US Bank BBB index to derive the market yield curve as of the valuation date to discount future expected cash flows to the valuation date. The discount rate used to value the preferred stock was 7.46 percent, based on this yield curve at a 5-year maturity. Dividends were assumed to be accrued until redemption. While the discounting was required based on a 5-year redemption, Regions did not have a 5-year security or similarly termed security available. As a result, it was necessary to use a benchmark yield curve to calculate the 5-year value. To determine the appropriate yield curve that was applicable to Regions, the yield to maturity on the outstanding debt instrument with the longest dated maturity (Perpetual Preferred 8.875 percent June 15, 2078, Series issued by Regions Financing Trust III) was compared to the longest point on the USD US Bank BBB index as of November 14, 2008. Regions concluded that the yield to maturity as of the valuation date of the debt, which was 11.03 percent, was consistent with the indicative yield of the curve noted above. The longest available point on this curve was 10.55 percent at 30 years.

b.	Please tell us how you determined it was appropriate to use the yield to maturity on your outstanding debt instrument with the longest dated maturity given the fact that you believe the preferred stock will most likely be redeemed five years from the valuation date.

As outlined in the response to 5(a) above, because Regions did not have a comparable security outstanding as of the valuation date, we compared the discount curve implied in the USD US Bank BBB index as that index was the most comparable index to Regions’ industry and credit standing. This index was selected based on the risk of similar publicly traded preferred securities (i.e. as indicated by the BBB curve), but the discount rate was selected based on the assumption about the redemption date (i.e. 5 year term). The reference security was merely used to validate the yield curve used to value the preferred stock, given the absence of a more comparable instrument. The yield curve implied by the aforementioned index has various discount rates associated with each point in time. We compared the discount rate implied by the index in year 69 (based on 10.55 percent at 30 years) to the yield to maturity on our debt that matures in 69 years (11.03 percent as of the valuation date). The fact that these two discount rates were similar validated the discount rate implied by the aforementioned index at year 5, resulting in the discount rate of 7.46 percent. In general, we would expect the selected curve to approximate Regions’ actual borrowing cost given the comparability within the industry as well as the calibration based on available instruments.

c.	We note that your credit ratings have been downgraded over the last year. However, you used an outstanding debt instrument that was issued more than a year ago as your benchmark for determining fair value of the preferred stock. Please tell us how you considered your current cost of capital (i.e. the cost to you today) in determining the fair value of your preferred stock.

As outlined in our response to 5(b) above, we considered the current cost of capital using the discount rate implied by the USD US Bank BBB index, which included Regions’ credit rating at the time of issuance. This index represents the cost that Regions would bear if it accessed the capital markets on the valuation date, and the market yield as determined from Bloomberg, rather than the rating of the security that was primarily used to calibrate the curve (i.e. a market input). There were no downgrades in Regions’ credit ratings from the period of time that the referenced debt was issued on April 30, 2008 until the date the preferred stock was valued on November 14, 2008. Further, the rating of the index was the same as the credit rating of Regions at the time of issuance of the preferred stock.

Form 10-Q for Fiscal Quarter Ended March 31, 2009 and

Form 8-K filed May 7, 2009

General

6.

We have reviewed your response and proposed disclosures to comment 4 in our letter dated May 20, 2009. It does not appear that your response addresses the use of the non-GAAP measures “average tangible common equity” or “return on average tangible common equity.” To the extent that you disclose the non-GAAP

Mr. Todd K Schiffman

Securities and Exchange Commission

measures “average tangible common equity” or “return on average tangible common equity” in future filings, please revise to present the information required by Item 10(e) of Regulation S-K and/or the information required by Regulation G, as applicable.

We will revise future filings to add the disclosure below where non-GAAP measures are presented, as applicable:

The table below presents computations of earnings and certain other financial measures including “average tangible common stockholders’ equity”, end of period “tangible common stockholders’ equity” and “Tier 1 common equity”. Tangible common stockholders’ equity ratios have become a focus of some investors and management believes they may assist investors in analyzing the capital position of the Company absent the effects of intangible assets and preferred stock. Traditionally, the Federal Reserve and other banking regulators have assessed a bank’s capital adequacy based on Tier 1 capital, the calculation of which is codified in federal banking regulations. In connection with the Supervisory Capital Assessment Program (“SCAP”), these regulators began supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. While not codified, analysts and banking regulators have assessed Regions’ capital adequacy using the tangible common stockholders’ equity and/or the Tier 1 common equity measure. Because tangible common stockholders’ equity and Tier 1 common equity are not formally defined by GAAP or codified in the federal banking regulations, these measures are considered to be non-GAAP financial measures and other entities may calculate them differently than Regions’ disclosed calculations. Since analysts and banking regulators may assess Regions’ capital adequacy using tangible common stockholders’ equity and Tier 1 common equity, we believe that it is useful to provide investors the ability to assess Regions’ capital adequacy on these same bases.

Tier 1 common equity is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, a bank’s balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk weighting assigned to that category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity. Tier 1 common equity is also divided by the risk-weighted assets to determine the Tier 1 common equity ratio. The amounts disclosed as risk-weighted assets are calculated consistent with banking regulatory requirements.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, Regions has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components and to ensure that the Company’s capital performance

Mr. Todd K Schiffman

Securities and Exchange Commission

is properly reflected for period-to-period comparisons. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

The following table provides a reconciliation of average and ending stockholders’ equity (GAAP) to average and ending tangible common stockholders’ equity (non-GAAP), as well as a reconciliation of stockholders’ equity (GAAP) to Tier 1 capital (regulatory) and to Tier 1 common equity (non-GAAP).

For the Quarters Ended

INCOME (LOSS)
Income (loss) available to common shareholders (GAAP)	A

RETURN ON AVERAGE TANGIBLE COMMON STOCKHOLDERS’ EQUITY
Average stockholders’ equity (GAAP)
Average intangible assets (GAAP)
Average preferred equity (GAAP)

Average tangible common stockholders’ equity (non-GAAP)	B

Return on average tangible common stockholders’ equity (non-GAAP)	A/B

TANGIBLE COMMON STOCKHOLDERS’ EQUITY TO TANGIBLE ASSETS
Stockholders’ equity (GAAP)
Intangible assets (GAAP)
Preferred equity (GAAP)

Tangible common stockholders’ equity (non-GAAP)	C

Total assets (GAAP)
Intangible assets (GAAP)

Tangible assets (non-GAAP)	D

Tangible common stockholders’ equity to tangible assets (non-GAAP)	C/D

TIER 1 COMMON RISK-BASED RATIO
Stockholders’ equity (GAAP)
Accumulated other comprehensive income
Non-qualifying goodwill and intangibles
Other non-qualifying assets
Qualifying non-controlling interests
Qualifying trust preferred securities

Tier 1 Capital (regulatory)
Qualifying non-controlling interests
Qualifying trust preferred securities
Preferred stock

Tier 1 common equity (non-GAAP)	E

Risk-weighted assets (regulatory)	F

Tier 1 common risk-based ratio (non-GAAP)	E/F

7.	Further, since tangible common equity is considered an internally derived non-GAAP measure and the measure is not codified by your banking regulators, please revise your future filings to specifically disclose the fact that other entities may calculate this non-GAAP measure differently than your disclosed calculation.

We will revise future filings to disclose the fact that other entities may calculate tangible stockholder common equity differently than us.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009

Exhibit 32

8.	We note your response to comment 29 in our letter dated June 1, 2009. Pursuant to Exchange Act Rule 13a-14(b), each periodic report containing financial statements filed by an issuer pursuant to Section 13(a) of the Exchange Act must be accompanied by the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) and such certifications must be furnished as an exhibit to such report as specified in the applicable exhibit requirements for such report. Pursuant to Exchange Act Rule 12b-15, an amendment to any report required to be accompanied by the certifications as specified in Rule 13a-14(b) must be accompanied by new certifications by each principal executive and principal financial officer of the registrant. The company’s amended Quarterly Report on Form 10-Q filed on May 13, 2009 was not accompanied by new certifications. Please file an amendment to the Form 10-Q that includes all required certifications.

We have filed Amendment No. 2 on Form 10-Q/A to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 including the certifications requested in accordance with the Staff’s comments.

Mr. Todd K Schiffman

Securities and Exchange Commission

Form 8-K filed May 27, 2009

9.	We note your response to comment 27 in our letter dated June 1, 2009. It appears that counsel only addresses the accuracy of the disclosure in the relevant filings in the tax opinions filed as exhibits to the Form 8-K dated May 27, 2009. In order to support the tax matters and consequences to shareholders as described in the relevant filings, counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Therefore, we reissue the comment.

Counsel has revised the tax opinions, and we have filed them as exhibits to a Current Report on Form 8-K in accordance with the Staff’s comments.

*        *        *        *        *

Mr. Todd K Schiffman

Securities and Exchange Commission

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (205) 326-5319 or Andrew Soussloff at (212) 558-3681.

Sincerely,

/s/ John D. Buchanan
John D. Buchanan Senior Executive Vice President,
General Counsel and
Corporate Secretary

cc:	Alan Sinsheimer
Andrew Soussloff
(Sullivan & Cromwell LLP)

Matt McNair
(SEC, Division of Corporation Finance)